Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Iovance Biotherapeutics, Inc. on Form S-8 of our report dated February 25, 2020, with respect to our audits of the consolidated financial statements of Iovance Biotherapeutics, Inc. as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, and our report dated February 25, 2020 with respect to our audit of internal control over financial reporting of Iovance Biotherapeutics, Inc. as of December 31, 2019 appearing in the Annual Report on Form 10-K of Iovance Biotherapeutics, Inc. for the year ended December 31, 2019.

/s/ Marcum llp

Marcum llp

New York, NY

June 19, 2020